                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          COOKER RESTAURANT CORPORATION
                            (Name of Subject Company)

                          COOKER RESTAURANT CORPORATION
                             (Name of Filing Person)

                        Options to Purchase Common Stock
                         (Title of Class of Securities)

                                   216284-AA-7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 Mark W. Mikosz
                   Vice President and Chief Financial Officer
                          Cooker Restaurant Corporation
                             5500 Village Boulevard
                         West Palm Beach, Florida 33407
                                 (561) 615-6000
            (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of the filing person)

                                    Copy to:

                               John W. Titus, Esq.
                      Boult, Cummings, Conners & Berry PLC
                                414 Union Street
                                   Suite 1600
                           Nashville, Tennessee 37219
                                 (615) 252-2341

                            CALCULATION OF FILING FEE
                            -------------------------

         Transaction Valuation*                  Amount of Filing Fee
         ----------------------                  --------------------

         $857,608.70                             $ 171.52

* Calculated solely for purposes of determining the filing fee. This amount assumes that 659,699 shares of restricted stock of the Company will be issued in exchange for currently outstanding options pursuant to this offer. The aggregate value of the shares of restricted stock was based on the closing price of the Company's common stock on April 9, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:             Not applicable
Form or Registration No:            Not applicable
Filing Party:                       Not applicable
Date Filed:                         Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

         [ ] Third party tender offer subject to Rule 14d-1
         [X] Issuer tender offer subject to Rule 13e-4
         [ ] Going private transaction subject to Rule 13e-3
         [ ] Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated April 12, 2001 (the "Offer of Exchange") attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Cooker Restaurant Corporation, an Ohio corporation (the "Company") and the address of its principal executive offices is 5500 Village Boulevard, West Palm Beach, Florida 33407. The Company's telephone number is (561) 615-6000. The information in the Offer to Exchange under The Offer-Section 8 ("Information Concerning Cooker") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options granted prior to November 1, 2000 under the Company's stock option plans or otherwise to purchase shares of the Company's common stock, no par value, (the "Common Stock") for shares of Common Stock that are subject to certain restrictions set forth under the Company's 2001 Restricted Stock Plan (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Transmittal Letter Re: 2001 Restricted Stock Plan (the "Transmittal Letter", and together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(1). The number of shares of Restricted Stock will be less than the number of shares of Common Stock subject to the options that are accepted for exchange and canceled. The information in the Offer to Exchange under "Summary Term Sheet," "Introduction," "The Offer" -
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock," and Section 7 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
Section 6 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," "The Offer" - Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights") and Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock"), Schedule A ("Conditions of the Offer"), "The Offer" - Section 7 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Federal Income Tax Consequences"), Section 13 ("Extension of Offer; Termination; Amendment") and Section 15 ("Additional Information") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet," "The Offer" - Section 9 ("Interests of Directors and Officers; Arrangements Concerning the Options") and Schedule B ("Information Concerning the Directors and Executive Officers of Cooker") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Amendments.

         (e)      The information set forth in the Offer to Exchange under
Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule B ("Information Concerning the Directors and Executive Officers of Cooker") is incorporated herein by reference.


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

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under "The Offer" - Section 2 ("Purpose of the Offer") is incorporated by reference.

         (b) The information set forth in the Offer to Exchange under "The Offer" - Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under "The Offer" - Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under "The Offer" - Section 7 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Schedule A ("Conditions of the Offer") is incorporated herein by reference.

         (d)      Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) The information set forth in the Offer to Exchange under "The Offer" - Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule B ("Information Concerning the Directors and Executive Officers of Cooker") is incorporated herein by reference.

         (b)      Not applicable.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a)      Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under "The Offer" - Section 8 ("Information Concerning Cooker") and Section 15 ("Additional Information"), and on pages F-1 through F-22 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and in Schedule B ("Information Concerning the Directors and Executive Officers of Cooker") is incorporated herein by reference.

         (b)      Not applicable.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under "The Offer" - Section 9 ("Interests of Directors and Officers, Transactions and Arrangements Concerning the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Not applicable


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

Item 12. Exhibits

         (a) (1)  Offer to Exchange, dated April 12, 2001

         (a) (2)  Form of Transmittal Letter

         (a) (3) Letter to Cooker Key Employees with attached Section 83(b) memorandum

         (a) (4) Cooker Restaurant Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

         (b)      Not applicable

         (d) (1) Cooker Restaurant Corporation 2001 Restricted Stock Plan filed as Exhibit 4.7 to the Company's Registration Statement on Form S-8 (File No. 333-58260) and incorporated herein by reference.

         (d) (2) Form of Restricted Stock Agreement pursuant to the Cooker Restaurant Corporation 2001 Restricted Stock Plan.

         (g)      Not applicable

         (h)      Not applicable

Item 13. Information Required by Schedule 13E-3.

         (a)      Not applicable




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                           Cooker Restaurant Corporation


April 12, 2001                             By: /s/ Mark W. Mikosz
                                               ---------------------------

                                           Title: Vice President & Chief
                                                  ------------------------
                                                  Financial Officer
                                                  ------------------------



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                                Index to Exhibits

Exhibit Number                      Description


         (a) (1)  Offer to Exchange, dated April 12, 2001

         (a) (2)  Form of Transmittal Letter

         (a) (3) Letter to Cooker Key Employees with attached Section 83(b) memorandum

         (a) (4) Cooker Restaurant Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

         (d) (1) Cooker Restaurant Corporation 2001 Restricted Stock Plan filed as Exhibit 4.7 to the Company's Registration Statement on Form S-8 (File No. 333-58260) and incorporated herein by reference.

         (d) (2) Form of Restricted Stock Agreement pursuant to the Cooker Restaurant Corporation 2001 Restricted Stock Plan.